UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-42869

Megan Holdings Limited

B-01-07, Gateway Corporate Suites

Gateway Kiaramas

No. 1, Jalan Desa Kiara

50480 Mont Kiara

Kuala Lumpur, Malaysia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

EXPLANATORY NOTE

On July 7, 2026, a putative securities class action captioned Mundy v. Megan Holdings Limited et al., Case No. 1:26-cv-05754, was filed in the United States District Court for the Southern District of New York against Megan Holdings Limited (the “Company”), certain of its officers, its initial public offering underwriter, D. Boral Capital LLC, and its auditor, WWC, P.C. (the “Federal Court Action”). The complaint asserts claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder, and Sections 11, 12(a)(2) and 15 of the Securities Act of 1933, on behalf of persons who purchased or otherwise acquired the Company’s securities during the alleged class period or pursuant or traceable to the offering documents for the Company’s initial public offering. The complaint alleges, among other things, materially false or misleading statements and omissions concerning an alleged market-manipulation and fraudulent promotional scheme involving the Company’s securities, related trading risks, the underwriter’s involvement in other initial public offerings, and weaknesses in the Company’s internal controls over financial reporting. The plaintiff seeks, among other relief, compensatory damages, rescission or rescissory damages, interest, and attorneys’ fees and costs.

On July 23, 2026, a putative securities class action captioned Morales et al. v. Hitek Global Inc. et al., Index No. 159271/2026, was filed in the Supreme Court of the State of New York, County of New York, against the Company, numerous other issuer defendants, certain underwriters, and related individuals (the “State Court Action” and, together with the Federal Court Action, the “Actions”). The complaint similarly asserts claims under Sections 11, 12(a)(2) and 15 of the Securities Act of 1933 arising from the defendants’ respective initial public offerings and alleges, among other things, that the applicable registration statements and prospectuses omitted material information relating to alleged market-manipulation risks and underwriter compliance deficiencies. The plaintiffs seek, among other relief, compensatory damages, rescission or rescissory damages, attorneys’ fees and costs, and equitable relief.

There have been no substantive developments in either Action other than scheduling matters. In the Federal Court Action, the court has ordered the lead plaintiffs to file an amended complaint by December 21, 2026. The Company intends to move to dismiss the amended complaint. In the State Court Action, the court has not established a schedule for the filing of an amended complaint or for motions to dismiss.

The Company believes that the claims asserted against it in the Actions are without merit and intends to defend itself vigorously. Based on the information currently available, the Company does not expect the Actions to have a material adverse effect on its business, financial condition or results of operations. However, the Actions remain at an early stage, and the Company cannot predict their ultimate outcome. There can be no assurance that the Company will prevail or that the ultimate resolution of the Actions will not have a material adverse effect on its business, financial condition or results of operations.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Statements in this current report with respect to the Company’s current plans, estimates, strategies, beliefs, and other statements that are not historical facts are forward-looking statements about the future performance of the Company. Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could,” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events, or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management’s assumptions, judgments, and beliefs in light of the information currently available to it. The Company cautions investors that a number of risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, including but not limited to, unforeseen legal, regulatory, or operational developments, and other risks contained in reports filed by the Company with the U.S. Securities and Exchange Commission. Therefore, investors should not place undue reliance on such forward-looking statements. Actual results may differ significantly from those set forth in the forward-looking statements. All such forward-looking statements, whether written or oral, and whether made by or on behalf of the Company, are expressly qualified by the cautionary statements and any other cautionary statements which may accompany the forward-looking statements. In addition, the Company disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Megan Holdings Limited

By:	/s/ Hoo Wei Sern
Name:	Hoo Wei Sern
Title:	Executive Chairman, Chief Executive Officer and Executive Director

Date: October 28, 2026

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